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                                                              Ex-99.(m)(4)

                       NOTICE OF RULE 12 B-1 FEE WAIVER

     This NOTICE OF RULE 12B-1 FEE WAIVER is signed as of April 1, 2004 by PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC (PIMS), the Principal Underwriter of STRATEGIC PARTNERS REAL ESTATE SECURITIES FUND, an open-end management investment company (the Fund).

     WHEREAS, PIMS has been waiving a portion of its distribution and shareholder services fees payable on Class A shares of the Fund (Rule 12b-1 fees) on a fiscal year basis; and

     WHEREAS, PIMS desires to continue its contractual waiver of a portion of Rule 12b-1 fees for the Fund's current fiscal year; and

     WHEREAS, PIMS understands and intends that the Fund will rely on this Notice and agreement in preparing a registration statement on Form N-1A and in accruing the Fund's expenses for purposes of calculating net asset value and for other purposes, and expressly permits the Fund to do so; and

     WHEREAS, shareholders of the Fund will benefit from the ongoing contractual waiver by incurring lower Fund operating expenses than they would absent such waiver.

     NOW, THEREFORE, PIMS hereby provides notice that it has agreed to limit the distribution or service (12b-1) fees incurred by Class A shares of the Fund to .25 of 1% of the average daily net assets of the Fund. This contractual waiver shall be effective for the Fund's current fiscal year ending March 31, 2005 year unless PIMS shall notify the Fund of the termination of the contractual waiver not less than 30 days prior to the end of the then current fiscal year.

     IN WITNESS WHEREOF, PIMS has signed this Notice of Rule 12b-1 Fee Waiver as of the day and year first above written.

PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC

By: /s/ Robert F. Gunia
    -------------------
Name:   Robert F. Gunia
Title:  President